

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2020

Daniel Wong
Chief Executive Officer
Bridgetown 2 Holdings Ltd
c/o 38/F Champion Tower
3 Garden Road, Central
Hong Kong

Re: Bridgetown 2 Holdings Ltd
Draft Registration Statement on Form S-1
Submitted November 20, 2020
CIK No. 0001831236

Dear Mr. Wong:

We have reviewed your draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Signatures, page II-4

1. Please ensure that the registration statement is signed by your authorized representative in the United States, as required by Instruction 1 to Signatures on Form S-1.

Daniel Wong
Bridgetown 2 Holdings Ltd
December 16, 2020
Page 2

 You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction